VIA EDGAR

July 31, 2017

Ms. Marianne Dobelbower

Examiner

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Cross Shore Discovery Fund (“Fund”)

File No. 811-22976

Dear Ms. Dobelbower:

This letter confirms our receipt of your oral comments provided on July 27, 2017 to Post-Effective Amendment No. 3 to the Fund’s registration statement on Form N-2 (the “Registration Statement”) filed via EDGAR with the U.S. Securities and Exchange Commission (the “SEC”) on June 20, 2017. We found your comments and clarifying questions very helpful in guiding refinements to the Registration Statement. The Fund’s Board of Trustees (the “Board”) takes its obligations with respect to clients and regulators very seriously and welcomes the opportunity for collaboration, recognizing that there is always room for improvement and clarification.

In order to facilitate this review process, below we have summarized each oral comment provided, immediately followed by our response and corrective actions taken (if applicable). Unless otherwise defined herein, capitalized terms have the meanings set forth in the Registration Statement.

The Fund acknowledges that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the SEC or the SEC’s staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

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•	the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comments/Questions Posed in the Comment Letter and Our Responses:

RISKS.

COMMENT 1. With respect to the cybersecurity risk disclosure that you have added to the Prospectus, please see IM Guidance Update No. 2015-02 to note the Staff’s position on cybersecurity. Please note that the Staff has identified a number of items that the Fund and Adviser could consider in addressing cybersecurity risk, including implementing written policies and procedures. If the Fund has implemented such policies and procedures consistent with IM Guidance Update No. 2015-02, consider adding risk disclosure that identifies that the Fund has such policies and procedures, and noting the inherent limitations in such policies and procedures.

RESPONSE 1. In response to your comment, the Fund has added the following additional disclosure to the end of the cybersecurity risk disclosure:

“While the Fund has established cybersecurity procedures and an incident response plan seeking to address such incidents, there are inherent limitations in such procedures and plans and it is not possible to anticipate and prevent every cyber attack.”

INVESTMENT OBJECTIVE.

COMMENT 2. With respect to the HFRX Equity Hedge Index, please clarify in an appropriate place in the Prospectus: (A) what it means to say that the index is more reliable; (B) what it means to say that the index is an investable index; (C) how the performance data of the index is calculated; (D) how the composition of the index is determined; (E) the criteria for inclusion in the index; and (F) the number of constituent funds that make up the index.

RESPONSE 2. In response to your comment, the Fund has revised the Investment Objective section and the Performance section as set forth in Exhibits A and B attached hereto.

COMMENT 3. With respect to the HFRI Equity Hedge Index, please clarify in an appropriate place in the Prospectus: (A) what it means to say that the index is a self-reported representative index; (B) how the performance data of the index is calculated; (C) how the composition of the index is determined; (D) the criteria for inclusion in the index; and (E) the number of constituent funds that make up the index.

RESPONSE 3. In response to your comment, the Fund has revised the Investment Objective section and the Performance section as set forth in Exhibits A and B attached hereto.

July 31, 2017

COMMENT 4. Please confirm and clarify within the disclosure, whether the change in benchmarks has already occurred or whether the change will occur at the time this registration statement is declared effective.

RESPONSE 4. The change in benchmark took effect on May 25, 2017 and the Fund has revised the disclosure as set forth in Exhibit A attached hereto.

COMMENT 5. In a supplemental response, please explain why it matters if the Fund’s benchmark is an investable index or not.

RESPONSE 5. The Fund believes that it is more advantageous for the Fund’s benchmark to be an investable index as an investable index represents what an investor could realistically be able to obtain as an alternative to an investment in the Fund.

PERFORMANCE.

COMMENT 6. Please supplementally confirm whether the Fund’s Adviser was the Adviser of the Predecessor Fund and the Adviser of the Fund prior to the Fund registering with the SEC.

RESPONSE 6. The Fund’s investment adviser served as investment adviser to the Fund while it was unregistered and was also the investment adviser to the Predecessor Fund.

COMMENT 7. Were the Fund’s portfolio managers also the portfolio managers of the Fund prior to it registering with the SEC and were they also the portfolio managers of the Predecessor Fund?

RESPONSE 7. Prior to January 2, 2015, the Predecessor Fund was managed by a team of three portfolio managers, whose decisions were subject to review by the Adviser’s Investment Committee. Two of the original portfolio managers of the Predecessor Fund remain as the sole portfolio managers of the Fund.

COMMENT 8. Please explain to the Staff whether the Adviser believes that the Predecessor Fund could have complied with Subchapter M of the Internal Revenue Code.

RESPONSE 8. The Adviser believes that the Predecessor Fund could not have complied with Subchapter M of the Internal Revenue Code. However, the Fund represents that despite not complying with Subchapter M of the Internal Revenue Code, the Fund believes that the Fund is managed in a manner that is materially equivalent to the management of the Predecessor Fund.

As we discussed, since the Predecessor Fund could not have complied with Subchapter M of the Internal Revenue Code, the Staff is considering whether Cross Shore Discovery Fund can include the prior performance of the Predecessor Fund in its prospectus.

July 31, 2017

We believe that the Fund’s use of the Predecessor Fund’s prior performance fits under the MassMutual No-Action Letter. MassMutual requires that the Fund be managed in a manner that is in all material respects equivalent to the management of the Predecessor Fund. We believe that to be the case. Compliance with Subchapter M of the Internal Revenue Code is not a requirement of MassMutual; it is simply evidence that the Fund is managed similar to the Predecessor Fund.

For the following reasons, we believe that the Fund is managed in a manner that is in all material respects equivalent to the management of the Predecessor Fund:

•	the investment adviser is the same;

•	aside from one individual/member, the portfolio managers are the same and the Adviser’s Investment Committee is the same;

•	the investment objective is the same;

•	the principal investment strategies are the same;

•	the investment policies are substantially similar; and

•	the portfolio funds are substantially similar.

The reason that the Predecessor Fund could not have complied with Subchapter M is that it would not have passed the diversification test. This is due to the IRS’ technical position that a fund holding portfolio funds in corporate form cannot look through to the underlying securities held by those portfolio funds. Yet, from a portfolio risk perspective, the underlying securities are the primary concern and that is where the true diversification risk lies. That is to say, it doesn’t matter to the Fund whether one portfolio fund has a 20% position (of the Fund’s net assets) in Apple or five portfolio funds each have a 4% position. Subchapter M requires that at least 50% of the securities held by the Fund be in positions of 5% or less, subject to certain exceptions. To the best of the Adviser’s knowledge, the Predecessor Fund did not have even one underlying security over 5%, let alone over 50% over the 5% limit when examined on a look-through basis.

Using 13F reports and transparency provided by portfolio funds, the Adviser’s analysis shows that on a look through basis, as of December 31, 2014, the largest position of the Predecessor Fund was approximately 2.3% of the Predecessor Fund’s net assets and the top ten positions were, in aggregate, approximately 16.7% of the Predecessor Fund’s net assets. As of March 31, 2017, the Adviser’s analysis shows that on a look through basis, the largest position of the Fund was approximately 3.5% of the Fund’s net assets and the top ten positions were, in aggregate, approximately 19.2% of the Fund’s net assets.

In order for the Fund to comply with Subchapter M, the Adviser did not make any changes to existing portfolio funds. Instead, the Adviser simply deployed inflows (assets received through new or additional subscriptions of the Fund) into additional portfolio funds. This is something

July 31, 2017

that the Adviser would have done irrespective of Subchapter M (and does in fact do with other private funds that it manages which are not subject to Subchapter M and have different investment strategies). The Adviser’s philosophy is that new managers should be positioned at smaller sizes until the Adviser can become more comfortable with them over time. This is particularly true for the Fund, given its emphasis on emerging managers. To date, compliance with Subchapter M has not affected the Adviser’s decision to invest in a new portfolio fund or to fully redeem an existing portfolio fund. While Subchapter M does cause the Adviser to have the additional burden of review to ensure that any investment decisions don’t put the Fund’s tax status at risk, the Adviser strongly believes that this has only affected the sizing of the positions at the margin and that compliance with Subchapter M has not significantly affected the Fund’s performance, either in a positive or negative way.

Excluding portfolio funds for which the Predecessor Fund or Fund redeemed its investment but had yet to receive full payment, at December 31, 2014, the Predecessor Fund had $15.6 million in net assets and held 12 portfolio funds ranging from 5.7% to 10% of the Predecessor Fund’s net assets, while on June 30, 2017, the Fund had $33.4 million in net assets and held 16 portfolio funds ranging from 3.6% to 10.9% of the Fund’s net assets. If you look at two private funds which are managed by the same Adviser and are not subject to Subchapter M, you will see similar metrics: (1) Cross Shore QP Partners at December 31, 2014- $497 million in net assets and 20 portfolio funds, compared to June 30, 2017 - $278 million in net assets and 14 portfolio funds ranging from 3.0% to 10.7% and (2) Cross Shore Investors Ltd. at December 31, 2014- $153 million in net assets and 17 portfolio funds compared to June 30, 2017 - $79 million in net assets and 13 portfolio funds ranging from 2.7% to 11.4%.

We also note that there has not been a statistically significant change in the risk metrics between the Predecessor Fund and the Fund. For example, the volatility (i.e. standard deviation of returns) of the Predecessor Fund was an annual 6.5% while the volatility of the Fund from January 2015 to June 2017 was 6.8%.

We assume that the primary concern of the Staff with respect to this issue is to ensure that investors are not misled by including returns of the Predecessor Fund unless they would be similar to the returns of the Fund (if they were managed at the same time). We believe that compliance with Subchapter M has not significantly affected the Fund’s performance either in a positive or negative way. We have shown through two metrics (individual security concentration through 13F analysis, as well as volatility analysis, that compliance with Subchapter M has not had a material effect on how the Adviser manages risk. The whole rationale of Subchapter M is reducing risk through diversification. We believe that we have shown that the Adviser managed the Predecessor Fund in the same manner regarding risk as the Adviser manages risk with the Fund and therefore the Predecessor Fund performance numbers are not misleading.

In addition, we note that we already disclose that the Predecessor Fund was not subject to the diversification requirements of the Internal Revenue Code and thus its performance may be adversely affected:

July 31, 2017

“The Predecessor Fund was not registered under 1940 Act and was not subject to certain investment limitations, diversification requirements, and other restrictions imposed by the 1940 Act and the Internal Revenue Code, which, if applicable, may have adversely affected its performance.”

We would be happy to add language to the Prospectus indicating the number of portfolio funds held by the Predecessor Fund and the Fund.

To summarize, we believe that including the prior performance of the Predecessor Fund comports with the requirements of MassMutual, is not presented in a misleading manner and does not obscure or impede understanding of information that is required to be included in the Fund’s prospectus. In particular, we believe that compliance with Subchapter M had no significant effect on the Fund’s performance.

COMMENT 9. Please discuss in a supplemental response, when the Board approved the change in benchmarks, what did the Board think of the fact that the old benchmark has generally outperformed the new benchmark.

RESPONSE 9. When approving the new benchmark, the Board believed the reason that the old benchmark had generally outperformed the new benchmark was due to the old benchmark being inaccurate. Since the performance of the old benchmark is based on self-reporting of the performance of the component funds comprising the benchmark, the inaccuracy most likely results from the failure of some components of the index (those with poorer performance) to report their results. The Board’s primary impetus for making the change was that they agreed with the Adviser’s rationale that Fund’s benchmark should be an accurate representation of the performance investors could receive in an alternate investment with similar investment strategies. While the performance of the new benchmark is lower than that of the new benchmark, since the Fund has generally outperformed the old benchmark for the life of the Fund, the Board was not very concerned that there would be a perception that the benchmark change was simply to make the Fund’s performance look better.

The Board’s primary focus was on the inaccuracy of the old benchmark. The Adviser presented the Board with information on the difference between the HFRI’s preliminary performance and final performance data for each month during the period between January 2015 through December 2016. In 22 of the 24 months, the final number was lower than the initial preliminary performance number. The mean difference between the preliminary number and the final number was 25.1 basis points, with a negative bias (decrease from preliminary to final) of 22.5 basis points. In contrast, during the same time period, the mean difference between the Fund’s preliminary and final performance was 2.2 basis points, with a positive bias of 0.4 basis points. In addition, the Board had a lack of confidence as to whether the HFRI’s performance was accurate, even after revisions.

The Board also concluded that there were other advantages of the new benchmark, including that performance is final when released, while the performance of the old benchmark may be revised for up to five months. In addition, the Board considered that with the new benchmark, investors would be getting performance information quicker, as the Fund would be able to release results two days earlier using the new benchmark.

July 31, 2017

COMMENT 10. Please revise the disclosure in footnote 3 as discussed in Comments 2 and 3, above.

RESPONSE 10. The Fund has included the requested disclosure as set forth in Exhibit B attached hereto.

COMMENT 11. Please clarify whether the second sentence of footnote 3 is referring to the index or the Fund.

RESPONSE 11. The Fund has revised the second sentence of footnote 3 as set forth in Exhibit B attached hereto.

*        *        *         *        *

Thank you again for your comments to the amendment to the registration statement for the Fund. These comments have been very helpful as we have refined the Fund’s registration statement. Should you have any questions or concerns regarding the responses contained herein, please do not hesitate to contact me.

Very truly yours,

/s/ Edward C. Lawrence
Edward C. Lawrence

July 31, 2017

EXHIBIT A

Investment Objective

The Fund’s investment objective is to seek to provide investors with rates of return over a full market cycle that exceed the average rate of return of the HFRX Equity Hedge Index with capital draw downs and overall volatility less than the broad U.S. equity market indices. Previously, the Fund’s investment objective was to provide investors with rates of return over a full market cycle that exceeded the average rate of return of the HFRI Equity Hedge Index. Effective as of May 25, 2017, the Adviser switched to the HFRX Equity Hedge Index because it views the reported performance returns of the HFRX Equity Hedge Index as more reliable than those of the HFRI Equity Hedge Index primarily due to the fact that the HFRX Equity Hedge Index is an investable index whereas the HFRI Equity Hedge Index is a self-reported representative index. For further details regarding HFRX Equity Hedge Index and HFRI Equity Hedge Index, please see “Performance”.

A capital draw down is a period during which the Fund’s NAV is below its most recent, highest NAV.

The HFRX Equity Hedge Index, an equally weighted performance index, consists of investment managers who maintain positions both long and short in primarily equity and equity derivative securities.

An investment in the Fund may not be appropriate for all investors and is not intended to be a complete investment program. No assurance can be given that the Fund will achieve its investment objective.

The Fund’s investment objective is non-fundamental and may be changed by the Board.

July 31, 2017

EXHIBIT B

Performance

The following information is intended to help you understand the risks of investing in the Institutional Shares. The information illustrates the changes in the performance of the Institutional Shares from inception and compares the performance of the Institutional Shares to the performance of a securities market index over various periods of time. Past performance is not an indication of future performance.

Simultaneous with the Fund’s Commencement of Operations, the Predecessor Fund terminated and distributed its assets (after the payment of all remaining liabilities and obligations and the establishment of any reserves) to its sole shareholder, the QP Partnership. The QP Partnership then contributed the assets to the Fund in return for more than 80% of the ownership interests in the Fund.

The Predecessor Fund maintained an investment objective and investment policies that were, in all material respects, equivalent to those of the Fund. Prior to January 2, 2015, the Predecessor Fund was managed by a team of three portfolio managers, whose decisions were subject to review by the Adviser’s Investment Committee. Two of the original portfolio managers of the Predecessor Fund remain as the sole portfolio managers of the Fund.

The performance of Institutional Shares for periods before January 2, 2015 is that of the Predecessor Fund and includes the expenses of the Predecessor Fund. The performance of the Predecessor Fund was adjusted to reflect the Institutional Shares’ estimated expenses (with the exception of estimated Acquired Fund Fees and Expenses) for its first year of operations as a registered investment company (without giving effect to any fee waivers or expense reimbursements). The financial statements of the Predecessor Fund were audited for all years that the Predecessor Fund was in existence (since August 1, 2012). The performance returns of the Predecessor Fund are unaudited and are calculated by the Adviser on a total return basis. The Predecessor Fund was not registered under 1940 Act and was not subject to certain investment limitations, diversification requirements, and other restrictions imposed by the 1940 Act and the Internal Revenue Code, which, if applicable, may have adversely affected its performance.

After January 2, 2015 and prior to the effective date of the Fund’s initial registration statement on January 30, 2015, the Fund operated as a private investment fund. The Adviser does not manage any other registered investment companies in addition to the Fund.

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(1) The principal value of the Fund’s Institutional Shares will fluctuate so that an investor’s shares, when redeemed may be lower or higher than the figures shown.

(2) Inception date for the Fund is August 1, 2012.

July 31, 2017

(3) The HFRX Equity Hedge Index is comprised of the constituents within the HFRX Global Hedge Fund Index whose strategies are equity hedge strategies. Equity hedge strategy managers typically maintain at least 50% exposure to, and may in some cases be entirely invested in, equities, both long and short. Equity hedge strategies involve taking both long and short positions in primarily equity and equity derivative securities, where managers may employ quantitative and fundamental techniques, be broadly diversified or sector specific, use varying amounts of leverage, and maintain a broad range of net exposures, holding periods and market capitalizations.

The HFRX Global Hedge Fund Index is owned and managed by Hedge Fund Research, Inc. (“HFR”). HFR uses a formal methodology for constructing its indices, including the HFRX Global Hedge Fund Index and its various sub-indices, including the HFRX Equity Hedge Index. To be included in the HFRX indices, a hedge fund must: report monthly returns, report net of all fee returns, report assets in US Dollars, have at least $50 million under management, have been actively trading for at least twenty-four (24) months, provide transparency and be open to new investment.

The HFRX Global Hedge Fund Index has approximately 40 constituents. HFR owns, manages, and licenses its indices including the HFRX Global Hedge Fund Index and its various sub-indices, including the HFRX Equity Hedge Index. Investors can access the HFRX indices for investment through HFR Asset Management (https://www.hfram.com/). More information about Hedge Fund Research, Inc., the HFRX Global Hedge Fund Index and the HFRX Equity Hedge Index can be found at https://www.hedgefundresearch.com/compare-hfr-index-types

Computation of the HFRX Global Hedge Fund Index returns is based on the actual performance of the managed account established for each constituent, net of fund management fees, incentive fees, dividends and other distributions. HFR uses a model to select and weight constituents of the HFRX Global Hedge Fund Index in order to calculate returns of the HFRX Equity Hedge Index.

The Adviser believes that the reported performance returns of the HFRX Equity Hedge Index are more reliable than those of the HFRI Equity Hedge Index primarily due to the fact that the HFRX Equity Hedge Index, as an investable index with a professionally-managed constituency, does not suffer from the same level of bias associated with the equal-weighted, self-reported, HFRI Equity Hedge Index. The Adviser believes that self-reporting indices are not as accurate due to the fact that not all components of the index may actually be reported, in particular those components that are not performing well, causing the index as a whole to show a higher return than it would if all components had been reported. The Adviser believes that as an index that publishes final performance daily, the HFRX indices are more reliable and readily trackable by investors.

Performance for the HFRX index is calculated net of fees daily and is final when published (i.e. not subject to revision).

July 31, 2017

(4) The HFRI Equity Hedge Index is comprised of those hedge funds who report their performance into the HFR database, whose strategies are equity hedge strategies. Equity hedge managers would typically maintain at least 50% exposure to, and may in some cases be entirely invested in, equities, both long and short. Equity hedge strategies involve taking both long and short positions in primarily equity and equity derivative securities, where managers may employ quantitative and fundamental techniques, be broadly diversified or sector specific, use varying amounts of leverage, and maintain a broad range of net exposures, holding periods and market capitalizations.

To be eligible for inclusion in the HFRI Indices, a hedge fund must report monthly returns, report net of all fees returns, report assets in USD and have at least $50 Million under management or have been actively trading for at least twelve (12) months. There is no requirement that reporting hedge funds be open to accepting new investment capital.

The HFRI Equity Hedge Index is an equally weighted, self-reporting index of the returns of its approximately 1900 constituents. Performance reporting by the underlying managers is voluntary. Underlying hedge funds may report late, report revised performance subsequent to initial reporting, or may cease reporting their performance at their discretion. As a result, performance reported by the HFRI index is published monthly on the 5th business day of each month subject to the information received by underlying constituents at that time, and is subject to revision for up to five months subsequent to its initial publication.

The HFRI Equity Hedge Index is available for investment only through synthetic replication in third party products who enter into license agreements with the HFRI Index’s owner, HFR. More information about HFR and the HFRI Indices can be found at https://www.hedgefundresearch.com/compare-hfr-index-types.

(5) Measurement of the investment’s volatility.

(6) The peak to trough decline of an investment.

(7) Number of months of a peak to trough decline of an investment.